

March 5, 2013

Via E-mail
Gregory H. Sachs
Chairman, President and Chief Executive Officer
SCG Financial Acquisition Corp.
615 N. Wabash Avenue
Chicago, Illinois 60611

> **Re: SCG Financial Acquisition Corp.**
> **Schedule TO as amended**
> **Filed February 11, 2013 and amended March 1, 2013**
> **File No. 005-86187**

Dear Mr. Sachs:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1.   We note that you have announced the transaction with Symon Communications. Please update your disclosure in the offer document to include information related to that transaction and its impact on your operations to allow security holders to make an informed decision with respect to your tender offer. We may have further comments after reviewing your revised disclosure.

2.   Please update the financial statements and related disclosures for SCG Financial Acquisition Corp. ("SCG") and Reach Media Group Holdings, Inc. ("RMG") pursuant to Rule 8-08 of Regulation S-X.

3.   With respect to RMG, please provide the disclosure called for by Items 4 and 7 of Form 10.

4.   Please provide us your analysis as to the applicability of Rule 13e-3 to the tender offer.

Cover Page

5.   We note that your offer is made for all Public Shares. With a view toward revised disclosure, please tell us whether there are any other shares of common stock outstanding. If so, provide us your analysis of your compliance with Rule 13e-4(f)(8)(i).

6.   We note that (i) you announced the letter of intent with RMG on November 21, 2012, and (ii) you entered into the Equity Commitment Letter with DOOH on December 14, 2012, which was subsequently assigned to DRW, and that as a result, DOOH acquired 2.35 million shares of your common stock and you issued, to DRW, 120,000 shares of your common stock. We note that your offer is subject to Rule 14e-5 and that the announcement of the current tender offer was made as early as the date you announced the letter of intent. As a result, your agreement with the DOOH is subject to and appears to be in contravention of Rule 14e-5 as an arrangement to purchase securities outside the tender offer. Thus, please provide us your analysis of your compliance with the prohibitions of Rule 14e-5.

Summary Term Sheet, page 1

7.   Refer to the last q&a on page 5. It appears that the shares subject to the Equity Commitment Letter and those held by your Sponsor and/or directors will not be tendered such that the condition referenced is assured to be met. If true, please state so.

Risk Factors

"Following the Offer, the amount of cash available to us…," page 11

8.   Please describe here and elsewhere in the document, as appropriate, the expenses outstanding from your IPO.

"The requirement that we complete a business combination by April 12, 2013…," page 12

9.   We note the statement in this risk factor that time constraints and your management's lack of experience with RMG's industry may have limited your ability and available time to conduct due diligence. Tell us what consideration you have given to summarizing for investors the scope of due diligence that you performed as well as what additional due diligence you would have performed if time and expertise permitted. Also, to the extent that you would have done additional due diligence if circumstances had permitted, describe any specific risks that may have resulted from your limited due diligence inquiries.

"Following the Transaction, SCG may have a single controlling stockholder…", page 15

10.	Please revise this risk factor to discuss the risks to investors if SCG has a single controlling stockholder or a highly concentrated ownership structure.

"RMG has a limited operating history…," page 17

11.	You state in this risk factor that you began operations in September 2005. Revise the risk factor to clarify why you believe you have a "very limited operating history" which investors can use to evaluate your business.

"If the market does not accept RMG's digital signage solution services…", page 21

12.	The risk discussed in the third paragraph of this risk factor regarding the possibility that RMG may be unable to recruit sufficient numbers of direct sales personnel appears to be a separate risk that should be addressed in a separate risk factor. Please revise or advise.

"The growth of RMG's business is dependent in part…," page 22

13.	Please revise the disclosure in this risk factor and in the business section to discuss in greater detail RMG's operations in China and the risks of doing business or conducting operations in that country. For example, discuss risks or uncertainties for acquiring any necessary permits or licenses. Also, identify and discuss the specific regulations that affected foreign-based businesses operating in China.

Selected Historical Financial Information, page 28

14.	Please provide the ratio of earnings to fixed charges as required by Item 1010(a)(3) of Regulation M-A.

The Transaction

Background of the Transaction, page 33

15.	Please revise this section to address why your board shifted from its original focus to acquire a financial services business, as disclosed in your IPO prospectus, and instead developed an interest in RMG. Also, provide insight into the reasons for and negotiations behind the parties' decisions regarding the ultimate amount and form of the merger consideration. Finally, tell us whether any financial analyses were prepared in connection with your due diligence review and, if so, provide a reasonably thorough description of such analyses.

16.	Please revise the fourth paragraph from the end of page 35 to describe the events that took place during the referenced weeks instead of aggregating the disclosure in one sentence.

17.   With a view toward revised disclosure, please tell us why you did not announce the
        Transaction until 6 days after you executed the Merger Agreement.

The Board's Reasons for the Approval of the Transaction, page 36

18.   The disclosure in this section indicates that the board considered, in part, "projected
        operating results" in determining that the transaction is in the best interests of
        stockholders. Please disclose all financial projections exchanged by you and RMG, or
        advise us why they are not material. Also, disclose the bases for and the nature of
        material assumptions underlying the projections. In addition, provide us supplementally
        with copies of any other non-public that was exchanged between the companies during
        the transaction negotiations, including all analysts' reports.

The Offer

Certain Effects of the Offer, page 50

19.   We note your disclosure that "SCG currently has no active plans, proposals or
        negotiations underway that relate to or would result in any extraordinary transaction, such
        as a merger, reorganization or liquidation involving SCG." We also note that you entered
        into the agreement with Symon Communications shortly after commencing the tender
        offer. Please reconcile the facts described above.

Withdrawal Rights, page 53

20.   Please disclose the withdrawal rights available under Rule 13e-4(f)(2)(ii).

Purchase of Shares and Payment of Purchase Price, page 54

21.   Refer to the third paragraph in this section. Please confirm supplementally your
        understanding that you must pay for shares promptly after the expiration of the offer, in
        spite of the disclosure referenced, which appears to suggest you have the ability to pay
        for shares after other events described therein.

Conditions of the Offer, page 55

22.   Please revise the second bullet point to specify the "other offer conditions." We may
        have further comment upon your disclosure of all of the offer conditions.

23.   We note the language in the last paragraph in this section that your failure "at any time to
        exercise any of the foregoing rights … will not constitute a waiver of any right." If an
        event triggers a listed offer condition, and the bidder determines to proceed with the offer
        anyway, it has waived the offer condition. When an offer condition is triggered by events
        that occur during the offer period and before the expiration of the offer, you should
        inform security holders how you intend to proceed promptly, rather than waiting until the

end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

24.   With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Business of RMG, page 82

25.   Where you disclose market data from a third party that you attribute to such third party, please provide us with a copy of the applicable third party report that has been highlighted with a corresponding key to indicate where such market data may be found. Also, tell us if you commissioned any of the third party reports that you cite.

Overview, page 82

26.   Revise to provide a brief overview of the development of RMG's business, including a discussion of significant acquisitions, such its acquisition in April 2011 of Executive Media Network Worldwide. Also, provide us with support for the claim in the first paragraph that RMG is the leading air travel digital media company in the United States.

Targeted National Advertising Network, page 82

27.   Please provide support for your belief that use of RMG's airline media network yields a higher return on investment for advertisers compared to many traditional media platforms.

Develop New Marketing and Distribution Platforms…, page 83

28.   Please expand your disclosure regarding ChalkboxTV to discuss the status of this product. If development of this product is not yet complete, discuss what remains to be accomplished and provide an estimated timetable for completion.

Customers, page 85

29.   We note that Ford Motor Company represented approximately 16% of RMG's total revenue for the nine months ended September 30, 2012. Please provide us with your

analysis as to whether RMG is substantially dependent upon this agreement such that it should be filed as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 86

30.   Please expand your disclosure to clarify whether any of RMG's three patents is material to its business and, if so, discuss the technology to which the patent relates and the expiration date of the patent.

Management's Discussion and Analysis of Financial Condition and Results of Operations of RMG

Facilities, page 87

31.   Please describe any lease or other ownership arrangements with respect to the properties discussed in this section. Refer to Item 102 of Regulation S-K.

Overview, page 88

32.   Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which RMG's executives are most focused for both the short and long term.   Refer to Section III.A of SEC Release No. 33-8350. For example, please tell us what consideration you gave to discussing in the overview the impact on RMG's future operations of the expansion of its international operations, development of ChalkboxTV and its plans to acquire Symon Communication.

33.   Please expand your disclosures to describe how the company generates revenue from sales of services to advertisers and sales of products such as ChalkboxTV, as discussed on page 21. Also describe how your arrangements with advertisers relate to your partnership contracts.

34.   Also expand your disclosures to describe the partnership contracts you have with airlines, IFE and Wi-Fi providers, including specific terms, such as minimum revenue commitments and exclusive advertising rights, as well as your history of meeting contractual commitments and renewing the agreements as they expire. Further, include discussion of the three partnership contracts that are subject to renewal in 2013, as disclosed on page 17, and the impact to future operations if these contracts are not renewed.

35.   We note you disclose on page 19 that a substantial amount of RMG's advertising commitments are made months in advance of when the advertising airs on the RMG Airline Media Network, resulting in a backlog of future advertising revenue not yet recorded. Please tell us your consideration to disclose your backlog of future advertising

revenue in order to provide investors with a quantitative insight as to management's expectations of future revenue pursuant to Item 101(c)(1)(viii) of Regulation S-K.

36.   You state that RMG monitors monthly advertising performance measurements, including forward booking of network advertising, advertising inventory utilization, pricing (CPM), operating cash flow and related financial leverage to insure there are sufficient funds to meet partner commitments and fund capital expenditures. To the extent any of these or other measures are considered key measures in evaluating growth trends or measuring performance, please expand this disclosure to quantify such measures for each period presented, providing explanation for fluctuations and discussing significant trends. At a minimum it would appear, in addition to backlog noted in the previous comment, that such key measures would include the number of advertisers, airline partners and renewal rates. We refer you to Section III.B of SEC Release No. 33-8350.

Revenue, page 88

37.   You disclose that advertising revenues were derived from a variety of digital and static out-of-home networks, with a majority derived from in-flight entertainment and airport lounges. Please expand this disclosure to describe the types of advertising arrangements you enter into, significant terms, when revenue is recognized and frequency of billings. Also include in your disclosure the nature and terms of the revenue sharing agreements with airline partners and agreements under which you receive commission fees, referred to on page F-35.

38.   We note you disclose that software services revenue was primarily derived from a software development contract. Please expand this disclosure noting the terms of this contract, when it will expire and the impact its expiration will have on future periods.

Results of Operations

Comparison of the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Revenues, page 89

39.   Please revise your discussion and quantify the factors contributing to the increase in revenue, such as the number of advertising networks as of the end of each period or percentage increase in average advertising rates, in order to provide investors with a better understanding of the growth in the business. We refer you to Section III.B of SEC Release No. 33-8350.

40.   We note you disclose that gross margin improved due to an improved mix of advertising revenue from lower margin networks to higher margin networks as a percentage of total advertising sales. Please expand these disclosures to explain why the "mix" changed and

whether there were significant modifications in your agreements. We refer you to Section III.B of SEC Release No. 33-8350.

Management of RMG, page 96

41.   Please revise to disclose information about the compensation paid to directors and executive officers of RMG in fiscal 2012. Refer to Item 402 of Regulation S-K and Interpretation 217.12 of our Regulations S-K Compliance and Disclosure Interpretations.

SCG Executive Officers, Directors, Executive Compensation and Corporate Governance Following the Transaction

Directors and Executive Officers, page 97

42.   For Messrs. McGuire, Trutter and Swimmer, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Unaudited Condensed Combined Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011, page 101

43.   Please revise to include the calculations that support the pro forma weighted average number of shares outstanding – basic and diluted, presented assuming no tender of public shares and presented assuming tender of all public shares other than DRW public shares.

Unaudited Pro Forma Condensed Combined Balance Sheet For the Period Ended September 30, 2012, page 103

44.   Please tell us why your disclosure of "Cash equivalents held in trust" is an appropriate characterization of the nature of the investments presented on page F-2.

45.   Please tell us why the RMG debt pro forma adjustment (D) is recorded in additional paid-in-capital rather than accumulated deficit. It would appear to belong in accumulated deficit if a gain on extinguishment.

46.   Adjustment (Q) for the loan or funding from Sponsor and/or affiliates should have disclosure in the footnote of the terms and conditions and reflect interest expense in the pro forma income statement as of the beginning of period. Please revise accordingly.

Index to Consolidated Financial Statements

SCG Financial Acquisition Corp., page F-1

47.   We note you filed an Item 4.02 8-K on March 4, 2013, in which you disclosed the company will restate its consolidated financial statements for the year ended December 31, 2011 and the unaudited interim financial statements for the periods ended June 30, 2011 and 2012, September 30, 2011 and 2012 and March 31, 2012. Please note we will review those restated financial statements and related financial information to the extent included in an amendment to this Schedule TO.

SCG Financial Acquisition Corp.

Condensed Consolidated Statements of Operations, page F-3

48.   We note you exclude the shares subject to possible redemption in the weighted average number of common shares outstanding for all periods presented here. We also note that it appears you include such shares in the weighted average number of common shares outstanding for the period from January 5, 2011 (date of inception) to December 31, 2011 on page F-15. Please explain this inconsistency to us as well as your basis for presentation on each page including the specific accounting guidance applied.

Redeemable common stock, page F-8

49.   Please revise to provide disclosures required under ASC 505-10-50-2 for your outstanding common stock. In this regard tell us and disclose what changes in redemption value have been recorded at each reporting period and how your accounting complies with ASC 480-10-S99-3A paragraphs 15 and 21.

Statement of Changes in Stockholders' Equity, page F-16

50.   Please tell us why the Statement of Changes in Stockholders' Equity for the period January 5, 2011 to December 31, 2011 on page F-16 removes the "net proceeds subject to possible redemption" but not the related share amounts, while the stock holders' equity presentation on page F-4 removes both the "net proceeds subject to possible redemption" dollar amount and related share amounts.

Reach Media Group Holdings, Inc.

Condensed Consolidated Balance sheets, page F-24

51.   Various line item amounts and descriptions do not agree or are not consistent between the December 31, 2011 balance sheets in your unaudited interim and audited fiscal year end statements on pages F-24 and F-29. Please revise.

Notes to the Consolidated Financial Statements, page F-34

52.   We note several instances where information, amounts or dates are missing from your disclosures. These include, but are not limited to: the name of the company is not included at the beginning of Note 1 on page F-34; a year is missing in the paragraph under the heading, Capitalized Software Development Costs, on page F-36; an amount and a year are missing from the second paragraph under the Goodwill heading on page F-37; and dates are missing in the second paragraph under Note 8 on page F-48. Please revise to complete these and any other disclosures that may have missing information.

Note 1. Nature of Business and Management's Plan Regarding the Financing of Future Operations

Nature of Business, page F-34

53.   You disclose that the company's platform delivers premium video content and information to high value consumer audiences. Please tell us your consideration for expanding this disclosure to better describe the nature of your business consistent with your disclosures on page 88.

Note 2 Significant Accounting Policies

Revenue Recognition, page F-35

54.   You disclose that advertising revenue is generated primarily from revenue share agreements and commission fees associated with your video content services. Please expand this disclosure to briefly describe your advertising arrangements and revenue share agreements including the significant terms. Also include when revenue is recognized and the frequency in which you bill your customers.

55.   It appears you are recognizing revenue and cost of revenue on a gross basis under the revenue share agreements. Please tell us why you believe your accounting is appropriate and include reference to specific accounting guidance followed.

56.   We note you disclose on page 88 that software service revenue was primarily derived from a software development contract. However, your disclosure here appears to suggest there are multiple agreements for the development of software and the sale of software licenses. Please clarify the disclosures on F-35 and state for the periods presented whether software services revenue was primarily derived from one contract. Also, in an effort for us to better understand this arrangement, tell us the specific terms, how you are accounting for it and the percentage of revenue it generated for all periods presented.

Segment Information, page F-38

57.   You state here that RMG China is a foreign operating entity and you note on page 22 that your digital signage solutions business operates out of The People's Republic of China ("PRC"). Please tell us how much revenue was generated outside of the United States and specifically from your operations in the PRC for each period presented and revise your disclosures to include such information pursuant to ASC 280-10-50-41.

Note 6. Acquisitions, page F-43

58.   We note RMG acquired Executive Media Worldwide (EMW) in April 2011. This acquisition appears to be significant and therefore separate financial statements for EMW would need to be filed for the two most recent fiscal years (audited) and the latest required interim period (unaudited) that precedes the acquisition, pursuant to Rule 8-04 of Regulation S-X. Please tell us how you are in compliance with such requirement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. For questions related to the tender offer, please contact the undersigned. For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Ameer Ahmad, Esq.
        Greenberg Traurig LLP